                                                                       Exhibit 1

[LIPMAN TRANSACTION SOLUTIONS(TM) LOGO]

FOR FURTHER INFORMATION CONTACT
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ISRAEL:                                          UNITED STATES:
Maya Lustig                                      Jeff Corbin/Lee Roth
Investor Relations & Public Relations Manager    KCSA Worldwide
Lipman Electronic Engineering Ltd.               800 Second Ave.
11 Haamal Street, Park Afek                      New York, NY 10017
Rosh Haayin 48092, Israel                        (212) 896-1214/(212) 896-1209
972-3-902-9730                                   jcorbin@kcsa.com/lroth@kcsa.com
maya_l@lipman.co.il

                 Lipman Revises Guidance for the Full Year 2005

                  Conference call to be held today at 9:00 EST

ROSH HAAYIN, Israel - September 28, 2005--Lipman Electronic Engineering Ltd.
(Nasdaq, TASE: LPMA) today announced that it is revising its full year 2005 guidance.

         The Company has revised its full year 2005 guidance to a range of $230 million to $240 million in revenues and $0.88 to $0.98 of diluted net income per share. Excluding stock based compensation, which is estimated to be approximately $5.4 million in 2005 (equal to approximately $0.20 per share), pro forma net income per diluted share is expected to be in the range of $1.08 to
$1.18. This compares with previous guidance of $273 million to $285 million in revenues and diluted net income per share of $1.39 to $1.42. Previous guidance for pro forma net income per diluted share was $1.59 - $1.62.

         The Company said that its performance during the third quarter, anticipated performance during the fourth quarter, and as a result, its expected results for the full year, have been impacted by the substantially weaker than expected performance of its subsidiary, Dione, due in part to a significant slowdown in the United Kingdom point of sale terminal market.

         Lipman management, in conjunction with Dione, has been working aggressively from the beginning of the third quarter to secure additional orders in markets outside of the United Kingdom. Several such orders, which the Company expected to close toward the end of the third quarter, failed to materialize.

         The Dione acquisition, which was completed in October 2004, provided for additional purchase price to be paid contingent on Dione meeting certain financial targets in 2005 and 2006. Based on Dione's current financial results and those expected for the year, Lipman believes that Dione will not meet the
2005 financial targets. As a result, Lipman expects that it will not be obligated to pay Dione's previous shareholders the earnout of up to $33.4 million in cash and 442,105 shares of Lipman's ordinary shares. In addition,
Lipman expects that due to Dione's

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lower then expected results, a non-cash impairment charge relating to goodwill and other intangible assets, will be required to be taken in 2005.

         Lipman also announced that the employment of Shaun Gray, Chief
Executive Officer of Dione since 2002, has been terminated, effective immediately. Ricky Garrido, Dione's founder and Chief Technology Officer has been named interim CEO until a permanent replacement is nominated.

         Excluding the Dione business, Lipman expects that revenues for the rest of its business will grow approximately 20% in 2005 compared to 2004.

         Isaac Angel, President and CEO of Lipman said, "We are disappointed with the performance of Dione in the second half of 2005 in which certain large orders that were expected did not materialize. We have taken steps to rectify this situation. We believe that these steps, in addition to an analysis and rationalization of the cost structure across the entire organization, will help
Lipman achieve growth in revenues and profitability."

         He added, "Notwithstanding this setback, the integration of Dione into
Lipman is continuing and we maintain our belief in the overall U.K. market opportunity. During the third quarter, we began pilot programs for two rental projects with major financial institutions in the U.K. which are expected to provide recurring revenues to Lipman over the life of the contracts. We are pursuing similar terminal rental opportunities with other financial institutions in the region. The manufacturing pilot program, in which Dione products are manufactured by Lipman, continues. In addition, during the third quarter we shipped certain Dione-branded products which were manufactured at our facility in Israel to customers in both the U.K. and Spain. We maintain our belief in the strong prospects for the Dione brand and in our ability to grow the business of
Dione in the U.K. and other parts of the world."

         Mr. Angel concluded, "Our business throughout the rest of the world is strong and excluding the U.K., we are on track for organic growth of approximately 20% this year. Our performance in a number of key markets has been strong since the beginning of the year while we have made continued progress in other markets such as Spain and Italy, where we have established a solid foundation for future growth. While we face significant challenges in the U.K.,
Lipman is a strong organization with a history of achievement and execution that gives us confidence in our ability to overcome the disappointing results of
Dione."

CONFERENCE CALL DETAILS
-----------------------

         Lipman will host a conference call to discuss this press release and other matters at 9:00 a.m. U.S. EDT today, September 28, 2005. The call can be accessed by dialing: +1 (973) 935-2101. The call will also be available live on the Internet at www.lipman.biz or http://www.kcsa.com/ www.kcsa.com. Following the call, the webcast will be archived for a period of 90 days. A replay of the call will be available beginning at approximately 11:00 a.m. EDT. To listen to the replay, please call +1 (973) 341-3080. To access the replay, users will need to enter the following code: 6542777.

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ABOUT LIPMAN
Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline
POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, as well as integrated PIN and smart card ("Chip & PIN") solutions.
In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, United Kingdom, Turkey, China, Spain, Finland,
Russia, Italy, Canada and Latin America. For more information visit
www.lipman.biz

Statements concerning Lipman's business outlook or future economic performance;
product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; possible business disruption from acquisitions; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.

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